THE SOURLIS LAW FIRM Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	214 Broad Street
Philip Magri, Esq.+	Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

February 12, 2010

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:      Mr. Russell Mancuso, Esq., Branch Chief
Mr. Geoffrey Kruczek, Esq., Staff Attorney

RE:	BAETA Corp.
Registration Statement on Form S-1
Amendment No. 7
File No.: 333-154243

Dear Messrs. Mancuso and Kruczek:

Below please find our responses to the Staff’s comment letter, dated January 28, 2010 (the “Comment Letter”), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Also, please be advised that the Company has filed Amendment No. 9 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system. A hard copy of this response letter and Amendment No. 9, marked to show changes from Amendment No. 8, can be sent to you via overnight mail upon your request.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

Very truly yours,

/s/ Virginia K. Sourlis
Virginia K. Sourlis, Esq.

Director and Officer Compensation, page 42

1.
Please update the disclosures required by Item 402 of Regulation S-K to include your last-completed fiscal year – the fiscal year ended December 31, 2009. Ensure that such disclosure includes all compensation paid to or earned by your named executive officers, such as the stock issuance to your CEO described on page 85.

Per SEC Comment #1, this section has been updated to reflect the Compensation as of and for the fiscal year ended December 31, 2009.

Security Ownership…page 49

2.	We note your response to prior comment 3:

•
Your disclosure in note 8 on page 50 and on page 3 of Exhibit 10.19 indicates that the options granted to Mr. Smith vest annually in four equal installments. However, the first page of Exhibit 10.19 indicates that such options vest in five equal installments. Please reconcile; and

•
The first page of Exhibit 10.19 indicates that Mr. Smith was awarded an “incentive stock option”. Page 3 of Exhibit 10.19 indicates that Mr. Smith was awarded a “non-qualified stock option”. Please reconcile.

Per SEC Comment #2, bullet point #1, please be advised that the options vest annually in four equal installments. The reference on page 1 of Exhibit 10.19 indicating five equal installments is merely a clerical error.

Per SEC Comment #2, bullet point #2, please be advised that the options are in-fact non-qualified stock options. The Company has not issued any incentive stock options to date. The reference on page 1 of Exhibit 10.19 indicating that this option grant was an incentive stock option was merely a clerical error.

Software Development Agreement with Extranome, Inc., page 67

3.
We note your revisions to prior comment 1. Please reconcile your disclosures here and page 57 that Extranome “had received” 60,000 shares and $15,000 cash as of December 31, 2008, with your disclosure in the table on page 68 regarding the amount of consideration received by Extranome as of December 31, 2008. It appears from that table that Extranome had received only 30,000 shares as of December 31, 2008.

Per SEC Comment #3, please be advised that the disclosure in the table is correct, and the related disclosures have been revised accordingly throughout the registration statement.

4.
We note your revisions in response to prior comment 10. However, the dates of issuances mentioned in the paragraphs under this caption are inconsistent with the “payment dates” included in the table on page 68. Please reconcile. Also, please update the table on page 68 to include payments by you to Extranome subsequent to September 29, 2009.

Per SEC Comment #4, please be advised that the disclosure in the table is correct, and the related disclosures have been revised accordingly throughout the registration statement.

Exhibit 16.1 (as filed with S-1/A filed on September 29, 2009)

5.
Please provide us with an update on your discussions with your former accountant regarding the letter to be provided under Exhibit 16.1. Please tell us when you will file a letter as an exhibit to the registration statement that meets the requirements of Item 304(a)(3) of Regulation S-X.

Per SEC Comment #5, attached as Exhibit 16.1 to the registration statement, please find the resignation letter from Mr. Stan Lee, CPA, the former auditor of BAETA. The letter fully complies with the disclosure requirements of Item 304(a)(3) of Regulation S-X.